333-122964

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 2 to
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

Kabushiki Kaisha Millea Holdings
(Exact name of issuer of deposited securities as specified in its charter)

Millea Holdings, Inc.
(Translation of issuer's name into English)

Japan
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

4 New York Plaza, New York, NY 10004
Telephone (212) 623-2008
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

 Tokio Marine Management, Inc.
230 Park Avenue
New York, New York 10169
Tel. No.: (212) 297-6600
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one share of common stock of Millea Holdings, Inc.	N/A	N/A	N/A	N/A

(1)	Each unit represents one American Depositary Share.

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment to Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1) Name and address of Depositary	Introductory paragraph

(2) Title of American Depositary Receipts and identity of deposited securities	Face of American Depositary Receipt, top centre

Terms of Deposit:

(i) Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

(ii) Procedure for voting, if any, the deposited securities	Paragraphs 16 and 17

(iii) Collection and distribution of dividends	Paragraphs 7, 10, 14 and 16

(iv) Transmission of notices, reports and proxy soliciting material	Paragraphs 13, 16 and 17

(v) Sale or exercise of rights	Paragraphs 10, 14, 16, 18 and 20

(vi) Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 3, 7, 10, 14 and 18

(vii) Amendment, extension or termination of the Deposit Agreement	Paragraphs 22 and 23

(viii) Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph 13

(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 2, 4, 6, 7, 8, 9, 10 and 24

(x) Limitation upon the liability of the Depositary	Paragraphs 7, 19, 20 and 25

(3) Fees and Charges	Paragraph 10

Item 2. AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b) Statement that upon effectiveness of the termination of Millea Holdings, Inc.’s reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company shall publish on its website (www.millea.co.jp) on an ongoing basis, or otherwise furnishes the United States Securities and Exchange Commission (the "Commission") with, certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. To the extent furnished to the Commission, such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, NE, Washington, DC 20549.
Paragraph 13

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)  Deposit Agreement. Form of Amended and Restated Deposit Agreement dated as of February , 2005 among Millea Holdings, Inc., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of ADRs issued thereunder (the "Deposit Agreement"). Previously filed as an exhibit to Registration Statement 333-122964 and incorporated herein by reference.

(a)(2)  Amendment No. 1 to Deposit Agreement, Form of Amendment No. 1 to Deposit Agreement. Previously filed as an exhibit to Post-Effective Amendment No. 1 to Registration Statement 333-122964 and incorporated herein by reference.

(a)(3)  Amendment No. 2 to Deposit Agreement, Form of Amendment No. 2 to Deposit Agreement, including the Form of American Depositary Receipt, filed herewith as Exhibit (a)(3).

(b)    Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not applicable.

(c)    Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)   Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Previously filed as an exhibit to Registration Statement 333-122964 and incorporated herein by reference.

(e)   Certification under Rule 466. Filed herewith as Exhibit (e).

(f)    Powers of Attorney. Included as part of the signature pages to the Post Effective Amendment No. 1 to Registration Statement 333-122964 and incorporated herein by reference.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 30, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By: JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
Name: Joseph M. Leinhauser Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Millea Holdings, Inc. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, on July 30, 2007.

MILLEA HOLDINGS, INC.

By:	/s/ Toshiro Yagi
Name: Toshiro Yagi Title: Executive Vice President and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Mr. Toshiro Yagi and Mr. Takashi Ito, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this post-effective amendment to the Registration Statement 333-122964 filed on Form F-6 and any other amendments (to that Registration Statement), and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this post-effective amendment to registration statement on Form F-6 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/Kunio Ishihara*	Chairman of the Board - Director	July 30, 2007
Kunio Ishihara

/s/Shuzo Sumi	President and Director - Principal Executive Officer	July 30, 2007
Shuzo Sumi

/s/Toshiro Yagi	Executive Vice President and Director	July 30, 2007
Toshiro Yagi

/s/Shin-Ichiro Okada	Managing Director	July 30, 2007
Shin-Ichiro Okada

/s/Hiroshi Mitsunaga	Managing Director - Principal Financial Officer	July 30, 2007
Hiroshi Mitsunaga	and Principal Accounting Officer

Minoru Makihara	Director

Masamitsu Sakurai	Director

Haruo Shimada	Director

Tomochika Iwashita	Director

/s/Hiroshi Amemiya*	Director	July 30, 2007
Hiroshi Amemiya

Director
Hiroshi Miyajima

/s/Takaaki Tamai* .	Director	July 30, 2007
Takaaki Tamai

*By: /s/Toshiro Yagi

Name: Toshiro Yagi
Title: Power of Attorney

AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized United States representative of Millea Holdings, Inc. has signed this Post-Effective Amendment to Registration Statement on Form F-6 in the City of New York, on July 30, 2007.

TOKIO MARINE MANAGEMENT, INC.

By:	/s/ Hiroshi Miyamoto .
Name: Hiroshi Miyamoto Title: Director, Chairman & CEO

INDEX TO EXHIBITS

Exhibit Number
(a)(3)	Form of Amendment to Deposit Agreement.
(e)	Rule 466 certification